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                                                                       EXHIBIT 1
FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileot.com

FOR IMMEDIATE RELEASE
---------------------


                        GALILEO TECHNOLOGY LTD. REPORTS
                          SECOND QUARTER 1998 RESULTS

     San Jose, CA -- July 23, 1998 -- Galileo Technology Ltd. (Nasdaq: GALTF) today reported net sales for the second quarter of 1998 increased 35% to $11.4 million, compared to $8.4 million for the second quarter of 1997. Net income for the quarter increased to $3.1 million, or $0.15 per share, an increase of 38%, compared to net income of $2.3 million, or $0.13 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share.

     Net sales for the first six months of 1998 were $26.5 million, as compared to $12.8 million for the first six months of 1997. Net income for the first six months of 1998 was $8.4 million or $0.39 per share, as compared to net income of $2.7 million or $0.16 per share, for the first six months of 1997. Diluted shares used in computing earnings per share for the first three and six months of 1998 were 21.2 million, compared to 17.5 million shares for the first three and six months of 1997.

     "Q2 was a difficult quarter for Galileo Technology, as we dealt with the declining demand in the 10Mbps Ethernet market and began transitioning customers to our new products," stated Avigdor Willenz, Galileo's Chairman and CEO. "While our revenue decline in Q2 is disappointing, we were successful in achieving the revised revenue target that we indicated in our June 5, 1998 press release. Entering Q3 we are faced with many of the same challenges we encountered in Q2 and therefore anticipate another quarter of transition. Our recently introduced GalNet-II(TM) architecture and the initial products in that family have been very well received by our customers. These products will begin shipping in late Q3 and contributing to our revenue growth in Q4 1998."

     Manuel Alba, President of Galileo stated, "Our new GalNet-II(TM) Family of devices provide solutions for nearly all classes of Ethernet switching products. Customer response has been positive with a significant number of design wins for these new products."

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ABOUT GALILEO TECHNOLOGY LTD.

     Galileo Technology Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems. Galileo's Datacom Systems on Silicon(TM) are designed to simplify design efforts, reduce development risks and costs, and substantially improve time-to-market for OEM's in the data communications equipment market. The company's product lines - system controllers, switched Ethernet LAN controllers and remote access WAN controllers - provide three of the key functionalities of data communications systems. Galileo Technology Ltd., founded in Karmiel, Israel, began operations in early 1993, and opened its business operations, Galileo Technology, Inc., in San Jose, California, in early 1994. Galileo employs more than 120 employees worldwide.

                                      ###

     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

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                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS, IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                        THREE MONTHS ENDED       SIX MONTHS ENDED
                                                        ------------------       ----------------
                                                        JUNE 30,    JUNE 30,     JUNE 30,  JUNE 30,
                                                          1998        1997         1998      1997
                                                        --------------------     ------------------
Net sales                                               $11,359       $ 8,423    $26,498   $12,824

Cost of sales                                             4,355         3,227      9,958     4,976
                                                        ---------------------    -----------------

Gross profit                                              7,004         5,196     16,540     7,848

Operating expenses:
      Research and development                            2,577         1,331      5,204     2,499
      Selling, marketing and administrative               2,248         1,620      4,723     2,662
                                                        ---------------------    -----------------

           Total operating expenses                       4,825         2,951      9,927     5,161
                                                        ---------------------    -----------------

Operating income                                          2,179         2,245      6,613     2,687

Other income, net                                         1,095            18      2,122        63
                                                        ---------------------    -----------------

Income before provision for income taxes                  3,274         2,263      8,735     2,750

Provision for income taxes                                  165             2        385         4
                                                        ---------------------    -----------------
Net income                                              $ 3,109       $ 2,261    $ 8,350   $ 2,746
                                                        ---------------------    -----------------
Earnings per share:
      Basic                                             $  0.15       $  0.18    $  0.41   $  0.22
                                                        ---------------------    -----------------
      Diluted                                           $  0.15       $  0.13    $  0.39   $  0.16
                                                        ---------------------    -----------------
Shares used in computing earnings per  share:
      Basic                                              20,406        12,266     20,357    12,263
                                                        ---------------------    -----------------
      Diluted                                            21,226        17,482     21,245    17,485
                                                        ---------------------    -----------------

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

                                                    GALILEO TECHNOLOGY LTD.

                                               CONDENSED CONSOLIDATED BALANCE SHEETS
                                                   (U.S. dollars, in thousands)


                                                                                      JUNE 30,              DECEMBER 31,
                                                                                        1998                    1997
                                                                               --------------------     -------------------
ASSETS
Current assets:

           Cash, cash equivalents and short-term investments                         $80,235                 $71,236
           Accounts receivable                                                         5,672                   4,566
           Inventories                                                                 3,469                   2,387
           Prepaid expenses and other                                                  1,297                   1,336
                                                                                     -------                 -------

                  Total current assets                                                90,673                  79,525

Property and equipment, net                                                            3,750                   2,967
                                                                                     -------                 -------

                  Total                                                              $94,423                 $82,492
                                                                                     =======                 =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

           Accounts payable                                                          $ 5,003                 $ 2,932
           Accrued and other liabilities                                               4,483                   4,979
           Deferred income                                                             1,249                   1,014
           Current maturities of long-term debt                                          158                     228
                                                                                     -------                 -------

                  Total current liabilities                                           10,893                   9,153

Accrued severance pay                                                                    244                     210
Long-term debt                                                                            60                     131

Total shareholders' equity                                                            83,226                  72,998
                                                                                     -------                 -------

                  Total                                                              $94,423                 $82,492
                                                                                     =======                 =======

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